Exhibit (a)(1)(E)

RADISYS CORPORATION

OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS

FOR RESTRICTED STOCK UNITS OR NEW OPTIONS

Form of email to eligible employees who have not logged in to the exchange offer website

Subject: You Have Not Logged In to the RadiSys Corporation Exchange Offer Website

Date: October 22, 2009

Our records indicate that you have not yet logged in to the website of the RadiSys Corporation offer to exchange eligible options for restricted stock units or new options (the “offer”). There is still time to review the offer. The offer permits eligible employees to voluntarily exchange certain outstanding eligible options for new awards of restricted stock units, except for eligible employees in Canada, who will receive new stock options. These new awards will be for fewer shares and will have new vesting schedules and terms and conditions.

The full terms of the offer are described in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units or New Options, dated October 5, 2009 and other related documents, which you can access at the option exchange offer website.

These documents were filed with the Securities and Exchange Commission as exhibits to the RadiSys Corporation Schedule TO Tender Offer Statement. You can access these documents through the Securities and Exchange Commission’s website at www.sec.gov.

You can exchange your eligible options until the offer expires at 12:00 p.m., Pacific Time, on November 3, 2009, unless we decide to extend the offer, in which case we’ll notify you by e-mail. You can log in to the option exchange offer website to make, change or withdraw an election before that time.

To access the option exchange offer website:

•	Go to https://radisys.equitybenefits.com

•	Your User ID is your full radisys email address (format=firstname.lastname@radisys.com)

•	Please use the two-digit month and day of your birthdate as your initial password. (format = mmdd) You will be required to reset your password during your initial login.

If you have any problems accessing the site, please send an email to equityadmin@radisys.com.

The exchange is voluntary and can be completed in three steps:

1 — Get the facts

2 — Evaluate your choices

3 — Exchange your options for new awards

You can make, change or withdraw your election anytime during the offer. However, please note that once the offer expires, you cannot change your election. There will be no exceptions. If you do not elect to participate in the exchange offer, you’ll retain your current options with their existing exercise prices, vesting schedules and other terms and conditions.

If you elect to tender your options for exchange, a confirmation will be sent to your email address following the transaction.